FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of July, 2006

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





July 27, 2006
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group




Contacts:

Nobuyuki Koike

TDK Corporation
Corporate Communications Dept.

Tel: (81)-3-5201-7102

E-mail; pr@mb1.tdk.co.jp

http://www.tdk.co.jp/tetop01/index.htm

FOR IMMEDIATE RELEASE

                Notice Regarding the Allotment of Stock Options
                            Stock Acquisition Rights

TOKYO, JAPAN, July 27, 2006 ----- TDK Corporation (the "Company") announced that the Board of Directors today decided the details of stock acquisition rights, to high-ranking TDK managers, and directors and high-ranking managers of group companies, to be issued as stock options pursuant to the resolution at the 110th ordinary annual general meeting of shareholders on June 29, 2006.

1. Total number of Stock Acquisition Rights

966

2. Class and number of shares to be issued upon the exercise of the stock acquisition rights

The class of share to be issued upon the exercise of stock acquisition rights shall be the Company's common stock, and the number of shares for each stock acquisition right (hereinafter the "number of shares granted") shall be 100.

However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the determination date, the "number of shares granted" shall be adjusted according to the following method of calculation. This adjustment will apply to the "number of shares granted" for those stock acquisition rights that have not already been exercised prior to the relevant

                                     -more-

date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.

Post-adjustment "Number of shares granted" = Pre-adjustment "number of shares granted" X stock split or stock consolidation ratio

Moreover, in other cases where circumstances arise requiring the "number of shares granted" to be adjusted after the determination date, the "number of shares granted" shall be adjusted appropriately.

3. Method for calculating the amount to be invested when exercising each stock acquisition right
The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights (hereinafter the "exercise price") multiplied by the "number of shares granted."

The exercise price shall be an amount which is the average of the closing price (regular way) of the Company's common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the date of allotment (hereinafter "allotment date") of stock acquisition rights, multiplied by 1.05. Any amount less than one yen arising from this calculation shall be rounded up to the nearest yen.

However, if the resulting exercise price is less than the closing price as of the day before the allotment date (or the closing price on the nearest preceding day if there is no closing price on that date), then the closing price on the day before the allotment date shall be used instead.

In the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the allotment date, the exercise price shall be adjusted in accordance with the following method of calculation and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:

Exercise price after adjustment = Exercise price before adjustment X 1 / Stock split or stock consolidation ratio

                                     -more-

In case the Company issues new shares or disposes of its own shares at a price less than the current market price (except in the case of the conversion of convertible stock or stock with mandatory conversion terms, or in the case of a request by a stockholder for the sale of shares constituting less than one unit or the exercise of stock acquisition rights), the exercise price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:

                                                   Number of shares  Amount paid
                                 Number of         newly issued    X per share
                                 shares issued + -------------------------------
Exercise      Exercise price                        Current market price
price after = before adjustment X ----------------------------------------------
adjustment
                                   Number of             Number of new shares
                                   shares issued     +   issued

In the above formula, the "number of shares issued" shall be defined as the aggregate number of shares of common stock issued and outstanding less the number of treasury stock. In the event that the Company disposes of treasury stock, the "number of new shares issued" shall be read as "number of treasury stock disposed of".

Moreover, in other cases where circumstances arise requiring the exercise price to be adjusted after the allotment date, the exercise price shall be adjusted appropriately.

4. Exercise period for stock acquisition rights

The exercise period shall be the period beginning August 1, 2008 and ending on July 31, 2012.

5. Other conditions for exercising stock acquisition rights

In the event that a stock acquisition rights holder relinquishes his or her stock acquisition rights, such stock acquisition rights cannot be exercised.

6. Items concerning increases in common stock and additional paid-in capital if shares are issued due to the exercise of stock acquisition rights

(a) In the event that shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated in accordance with Article 40-1 of the Japanese generally

                                     -more-

accepted accounting principles. Any amount less than one yen arising shall be rounded up to the nearest yen.

(b) In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in (a).

7. Restrictions on the acquisition of stock acquisition rights due to transfers

Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company's Board of Directors.

8. Provisions for the acquisition of stock acquisition rights

If a meeting of stockholders of the Company approves a proposal of a merger agreement under which the Company is to be dissolved; a proposal for a corporate division agreement or plan under which the Company undergoes a split; or a proposal of a share transfer agreement or plan that makes the Company a wholly owned subsidiary (or approval by a resolution of the Company's Board of Directors where approval of the stockholders is not required), the Company can acquire the stock acquisition rights without compensation on a date separately specified by the Board of Directors.

9. Amount to be paid for stock acquisition rights

No payment shall be required for the stock acquisition rights.

10. Allotment Date of Stock Acquisition Rights

August 5, 2006